SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                     Information Management Associates, Inc.
                     ---------------------------------------
                                (Name of Issuer)

                         Common Stock, without par value
                         -------------------------------
                         (Title of Class of Securities)


                                   0004569231
                              --------------------
                                 (CUSIP Number)


                                David J. Callard
                                Wand Partners LLC
                                630 Fifth Avenue
                            New York, New York 10011
                                 (212) 632-3795
                         ------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 12, 1999
                         ------------------------------
             (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

          Check the following box if a fee is being paid with this statement:
[X]

--------------------------------------------------------------------------------
CUSIP No. 0004569231                   13D                   Page 2 of 23 Pages
--------------------------------------------------------------------------------
     1.   NAME OF REPORTING PERSON

          Wand/IMA Investments, L.P.
--------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  ( )

                                                            (b)  ( )
--------------------------------------------------------------------------------
     3.   SEC USE ONLY
--------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
                                        OO
--------------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)

                                                            ( )
--------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
--------------------------------------------------------------------------------
  NUMBER OF         7.   SOLE VOTING POWER
   SHARES                0
BENEFICIALLY        ------------------------------------------------------------
  OWNED BY          8.   SHARED VOTING POWER
    EACH                 2,222,430
  REPORTING         ------------------------------------------------------------
   PERSON           9.   SOLE DISPOSITIVE POWER
    WITH                 0
                    ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
                         2,222,430
--------------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                                        2,222,430 (See Item 5)
--------------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

          CERTAIN SHARES
                                                            ( )
--------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        18.0%
--------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
                                        PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 0004569231                   13D                   Page 3 of 23 Pages
--------------------------------------------------------------------------------
     1.   NAME OF REPORTING PERSON

          Wand/IMA Investments II L.P.
--------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  ( )

                                                            (b)  ( )
--------------------------------------------------------------------------------
     3.   SEC USE ONLY
--------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
                                        OO
--------------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)

                                                            ( )
--------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
--------------------------------------------------------------------------------
  NUMBER OF         7.   SOLE VOTING POWER
   SHARES                0
BENEFICIALLY        ------------------------------------------------------------
  OWNED BY          8.   SHARED VOTING POWER
    EACH                 168,522
  REPORTING         ------------------------------------------------------------
   PERSON           9.   SOLE DISPOSITIVE POWER
    WITH                 0
                    ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
                         168,522
--------------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                                        168,522 (See Item 5)
--------------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
                                                            ( )
--------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        1.4%
--------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
                                        PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 0004569231                   13D                   Page 4 of 23 Pages
--------------------------------------------------------------------------------
     1.   NAME OF REPORTING PERSON

          Wand/IMA Investments III L.P.
--------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  ( )

                                                            (b)  ( )
--------------------------------------------------------------------------------
     3.   SEC USE ONLY
--------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
                                        OO
--------------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)
                                                            ( )
--------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
--------------------------------------------------------------------------------
  NUMBER OF         7.   SOLE VOTING POWER
   SHARES                0
BENEFICIALLY        ------------------------------------------------------------
  OWNED BY          8.   SHARED VOTING POWER
    EACH                 466,076
  REPORTING         ------------------------------------------------------------
   PERSON           9.   SOLE DISPOSITIVE POWER
    WITH                 0
                    ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
                         466,076
--------------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                                        466,076
--------------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
                                                            ( )
--------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        3.8%
--------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
                                        PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 0004569231                   13D                   Page 5 of 23 Pages
--------------------------------------------------------------------------------
     1.   NAME OF REPORTING PERSON

          Wand Partners (S.C.) Inc.
--------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a)  ( )

                                                            (b)  ( )
--------------------------------------------------------------------------------
     3.   SEC USE ONLY
--------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
                                        OO
--------------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)

                                                            ( )
--------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
--------------------------------------------------------------------------------
  NUMBER OF         7.   SOLE VOTING POWER
   SHARES                0
BENEFICIALLY        ------------------------------------------------------------
  OWNED BY          8.   SHARED VOTING POWER
    EACH                 2,425,660
  REPORTING         ------------------------------------------------------------
   PERSON           9.   SOLE DISPOSITIVE POWER
    WITH                 0
                    ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
                         2,425,660
--------------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                                        2,425,660
--------------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
                                                            ( )
--------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        19.6%
--------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
                                        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 0004569231                   13D                   Page 6 of 23 Pages
--------------------------------------------------------------------------------
     1.   NAME OF REPORTING PERSON

          Wand (IMA) Inc.
--------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  ( )

                                                            (b)  ( )
--------------------------------------------------------------------------------
     3.   SEC USE ONLY
--------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
                                        OO
--------------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)

                                                            ( )
--------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
--------------------------------------------------------------------------------
  NUMBER OF         7.   SOLE VOTING POWER
   SHARES                0
BENEFICIALLY        ------------------------------------------------------------
  OWNED BY          8.   SHARED VOTING POWER
    EACH                 634,598
  REPORTING         ------------------------------------------------------------
   PERSON           9.   SOLE DISPOSITIVE POWER
    WITH                 0
                    ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
                         634,598
--------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                        634,598 (See Item 5)
--------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
                                                            ( )
--------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        5.1%
--------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON
                                        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 0004569231                   13D                   Page 7 of 23 Pages
--------------------------------------------------------------------------------
     1.   NAME OF REPORTING PERSON

          Wand Equity Portfolio II L.P.
--------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  ( )

                                                            (b)  ( )
--------------------------------------------------------------------------------
     3.   SEC USE ONLY
--------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
                                        OO
--------------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)

                                                            ( )
--------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
--------------------------------------------------------------------------------
  NUMBER OF         7.   SOLE VOTING POWER
   SHARES                0
BENEFICIALLY        ------------------------------------------------------------
  OWNED BY          8.   SHARED VOTING POWER
    EACH                 824,104
  REPORTING         ------------------------------------------------------------
   PERSON           9.   SOLE DISPOSITIVE POWER
    WITH                 0
                    ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
                         824,104
--------------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                                        824,104 (See Item 5)
--------------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
                                                            ( )
--------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        6.7%
--------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
                                        PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 0004569231                   13D                   Page 8 of 23 Pages
--------------------------------------------------------------------------------
     1.   NAME OF REPORTING PERSON

          Wand Affiliates Fund L.P.
--------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  ( )

                                                            (b)  ( )
--------------------------------------------------------------------------------
     3.   SEC USE ONLY
--------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
                                        OO
--------------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)

                                                            ( )
--------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
--------------------------------------------------------------------------------
  NUMBER OF         7.   SOLE VOTING POWER
   SHARES                0
BENEFICIALLY        ------------------------------------------------------------
  OWNED BY          8.   SHARED VOTING POWER
    EACH                 47,688
  REPORTING         ------------------------------------------------------------
   PERSON           9.   SOLE DISPOSITIVE POWER
    WITH                 0
                    ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
                         47,688
--------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                        47,688
--------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
                                                            ( )
--------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        0.4%
--------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON
                                        PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 0004569231                   13D                   Page 9 of 23 Pages
--------------------------------------------------------------------------------
     1.   NAME OF REPORTING PERSON

          Wand Partners LLC
--------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  ( )

                                                            (b)  ( )
--------------------------------------------------------------------------------
     3.   SEC USE ONLY
--------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
                                        OO
--------------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)
                                                            ( )
--------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
--------------------------------------------------------------------------------
  NUMBER OF         7.   SOLE VOTING POWER
   SHARES                0
BENEFICIALLY        ------------------------------------------------------------
  OWNED BY          8.   SHARED VOTING POWER
    EACH                 824,104
  REPORTING         ------------------------------------------------------------
   PERSON           9.   SOLE DISPOSITIVE POWER
    WITH                 0
                    ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
                         824,104
--------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                        824,104 (See Item 5)
--------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
                                                            ( )
--------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        6.7%
--------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON
                                        OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 0004569231                   13D                   Page 10 of 23 Pages
--------------------------------------------------------------------------------
     1.   NAME OF REPORTING PERSON

          Wand AF LLC
--------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  ( )

                                                            (b)  ( )
--------------------------------------------------------------------------------
   3.      SEC USE ONLY
--------------------------------------------------------------------------------
   4.      SOURCE OF FUNDS
                                        OO
--------------------------------------------------------------------------------
   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)

                                                            ( )
--------------------------------------------------------------------------------
   6.      CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware
--------------------------------------------------------------------------------
  NUMBER OF         7.   SOLE VOTING POWER
   SHARES                0
BENEFICIALLY        ------------------------------------------------------------
  OWNED BY          8.   SHARED VOTING POWER
    EACH                 47,688
  REPORTING         ------------------------------------------------------------
   PERSON           9.   SOLE DISPOSITIVE POWER
    WITH                 0
                    ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
                         47,688
--------------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                                        47,688
--------------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
                                                            ( )
--------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        0.4%
--------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON
                                        OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 0004569231                   13D                   Page 11 of 23 Pages
--------------------------------------------------------------------------------
     1.   NAME OF REPORTING PERSON

          Bruce W. Schnitzer
--------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  ( )

                                                            (b)  ( )
--------------------------------------------------------------------------------
     3.   SEC USE ONLY
--------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
                                        OO
--------------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)
                                                            ( )
--------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
  NUMBER OF         7.   SOLE VOTING POWER
   SHARES                21,335
BENEFICIALLY        ------------------------------------------------------------
  OWNED BY          8.   SHARED VOTING POWER
    EACH                 3,736,528
  REPORTING         ------------------------------------------------------------
   PERSON           9.   SOLE DISPOSITIVE POWER
    WITH                 21,335
                    ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
                         3,763,528
--------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                        3,784,863
--------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
                                                            ( )
--------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        30.7%
--------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON
                                        IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 0004569231                   13D                   Page 12 of 23 Pages
--------------------------------------------------------------------------------
     1.   NAME OF REPORTING PERSON

          David J. Callard
--------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  ( )

                                                            (b)  ( )
--------------------------------------------------------------------------------
     3.   SEC USE ONLY
--------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
                                        OO
--------------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)

                                        ( )
--------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
  NUMBER OF         7.   SOLE VOTING POWER
   SHARES                25,875
BENEFICIALLY        ------------------------------------------------------------
  OWNED BY          8.   SHARED VOTING POWER
    EACH                 955,979
  REPORTING         ------------------------------------------------------------
   PERSON           9.   SOLE DISPOSITIVE POWER
    WITH                 25,875
                    ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
                         955,979
--------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                        981,854 (See Item 5)
--------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
                                                            [X]
--------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        8.0%
--------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON
                                        IN
--------------------------------------------------------------------------------

Item 1.   SECURITY AND ISSUER

          This statement relates to the common stock (the "Common Stock"), without par value, of Information Management Associates, Inc., a Connecticut corporation ("IMA"), whose principal executive offices are located at One Corporate Drive, Suite 414, Shelton, Connecticut 06484.


Item 2.   IDENTITY AND BACKGROUND

          This Schedule 13D is being jointly filed by (collectively, the "Filing Persons") Wand/IMA Investments L.P., a Delaware limited partnership ("Wand- I"), Wand/IMA Investments II L.P., a Delaware limited partnership ("Wand-II"), Wand/IMA Investments III L.P., a Delaware limited partnership ("Wand-III"), Wand Partners (S.C.) Inc., a Delaware corporation ("WPI"), Wand (IMA) Inc., a Delaware corporation ("Wand (IMA)"), Wand Equity Portfolio II L.P. ("WEP"), a Delaware limited partnership, Wand Affiliates Fund L.P. ("WAF"), a Delaware limited partnership, Wand Partners LLC, a Delaware limited liability company ("Wand LLC"), Wand AF LLC, a Delaware limited liability company ("Wand AF"), Bruce W. Schnitzer and David J. Callard. WPI is 66% owned by Mr. Schnitzer. Wand
(IMA) is 50.55% owned by Mr. Schnitzer. Mr. Callard owns a minority equity interest in WPI and Wand (IMA). The general partner of Wand-I is WPI. The general partners of Wand II are WPI and Wand (IMA). The general partner of Wand III is Wand (IMA). Wand LLC is the general partner of WEP. Wand AF is the general partner of WAF and is 66% owned by Mr. Schnitzer. Mr. Callard owns a minority equity interest in Wand AF. WPI is also the general partner and owner of 49.99% of Wand Partners L.P., a Delaware limited partnership ("WPLP"), which is a limited partner of Wand-I and Wand-II and has a carried interest on certain partnership distributions by these two partnerships (including those resulting from the sale of securities of the Issuer by the partnerships). WPI also has a carried interest on certain partnership distributions of Wand-I (including those resulting from the sale of securities of the Issuer by Wand-I). Mr. Schnitzer is the Chairman of WPI and Mr. Callard is the President of WPI. Mr. Schnitzer and Mr. Callard are the only members of the board of directors of WPI. Mr. Schnitzer and Mr. Callard each own limited partnership interests in Wand-I, Wand-III and WAF. Mr. Schnitzer, Mr. Callard and John S. Struck are the managing members of Wand LLC. The following individuals serve as officers of Wand (IMA): Mr. Schnitzer (Chairman), Mr. Callard (President), Mr. Struck (Vice President) and Malcolm P. Appelbaum (Vice President). Mr. Schnitzer and Mr. Callard are the managing members of Wand AF.

          Mr. Schnitzer's present principal occupation is as the Chairman of Wand Partners Inc. Mr. Callard's present principal occupation is as the President of Wand Partners Inc. Mr. Struck's present principal occupation is as Vice President of Wand Partners Inc. Mr. Appelbaum's present principal occupation is as Vice President of Wand Partners Inc. Wand Partners Inc. provides management services to Wand LLC as general partner of WEP.

          The principal business address of all of the Filing Persons, Mr. Struck and Mr. Appelbaum is Wand Partners Inc., 630 Fifth Avenue, Suite 2435, New York, New York, 10111.

          Neither any of the Filing Persons, nor, to the knowledge of any of the Filing Persons, neither Mr. Struck nor Mr. Appelbaum, has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

          Mr. Schnitzer, Mr. Callard, Mr. Struck and Mr. Appelbaum are all citizens of the United States.


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Pursuant to the Senior Subordinated Promissory Note and Warrant Purchase Agreement, dated as of August 12, 1999, a copy of which is attached hereto as Exhibit 2 (the "Purchase Agreement"), among IMA, WAF and WEP, WAF and WEP loaned IMA an aggregate of $5,000,000 in cash and acquired a Common Stock Purchase Warrant, a copy of which is attached hereto as Exhibit 3, to purchase an aggregate of 425,000 shares of Common Stock of IMA.

          In addition, in connection with an aggregate of $2,000,000 investment in buyingedge.com inc., a subsidiary of IMA, WEP received warrants to purchase 117,417 shares of Common Stock of IMA and WAF received warrants to purchase 6,795 shares of Common Stock of IMA. A copy of the Warrant to Purchase Common Stock in favor of WEP is attached hereto as Exhibit 4. A copy of the Warrant to Purchase Common Stock in favor of WAF is attached hereto as Exhibit 5. In connection with the buyingedge.com inc. investment, WEP and WAF also entered into Option Agreements (the "Option Agreements") pursuant to which WEP received options to purchase 304,935 shares of Common Stock of IMA and WAF received options to purchase 17,645 shares of Common Stock of IMA. A copy of the Option Agreement among WEP, IMA and buyingedge.com inc. is attached hereto as Exhibit
6. A copy of the Option Agreement among WAF, IMA and buyingedge.com inc. is attached hereto as Exhibit 7.

          All of the funds paid by WEP and WAF discussed in this Item 3 came from equity contributions to each of WEP and WAF from their respective general and limited partners.

Item 4.   PURPOSE OF TRANSACTION

          Pursuant to the Purchase Agreement, WAF and WEP provided bridge financing to IMA in the form of a Senior Subordinated Convertible Promissory Note, dated August 12, 1999, a copy of which is attached hereto as Exhibit 8 (the "Note"). Under certain circumstances, the Note may be converted into Series C Convertible Preferred Stock of IMA. Additionally, WAF and WEP acquired the warrants to purchase an aggregate 425,000 shares of Common Stock of IMA for investment purposes in connection with the bridge financing transaction. The bridge financing transaction is discussed more fully in Item 6 below.

          In connection with WAF and WEP's investment in buyingedge.com inc.,
(i) WEP acquired warrants to purchase 117,417 shares of Common Stock of IMA and options to purchase 304,935 shares of Common Stock of IMA and (ii) WAF acquired warrants to purchase 6,795 shares of Common Stock of IMA and options to purchase 17,645 shares of Common Stock of IMA. The Option Agreements provide that concurrent with WAF's or WEP's exercise of their options to purchase shares of common stock of IMA, WAF or WEP, as applicable, must redeem all of its interests in the Series A Preferred Stock of buyingedge.com inc. WAF and WEP acquired the warrants and options for investment purposes in connection with its investment in buyingedge.com inc.

          The Filing Persons intend to review their respective investments in IMA on a continuing basis and may, at any time, consistent with federal and state securities laws, determine to increase or decrease its ownership of shares of Common Stock through purchases or sales of shares of Common Stock in the open market or in privately-negotiated transactions. The Filing Persons' review of their respective investments in IMA will depend on various factors, including IMA's business prospects, other developments concerning IMA, general economic conditions, money and stock market conditions and any other facts and circumstances which may become known to the Filing Persons regarding their respective investments in IMA.

          None of the filing persons has any plans or proposals which relate to, or could result in any of the matters referred to in paragraphs (b) through (j) of Item 4 of Schedule 13D, except as discussed more fully in Item 6 below.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER

          As of August 12, 1999, 2,222,430 shares of Common Stock, or 18.0% of the total outstanding shares on that date, were held by Wand-I; 168,522 shares of Common Stock, or 1.4% of the total outstanding shares on that date, were held by Wand-II; 466,076 shares of Common Stock, or 3.8% of the total outstanding shares on that date were held by Wand-III; 34,708 shares of Common Stock, or 0.3% of the total outstanding shares on that date, were held by WPI; warrants to acquire 519,169 shares of Common Stock, or 4.2% of the total outstanding shares on that date were held by WEP and options to acquire 304,935 shares of Common Stock, or 2.5% of the total outstanding shares on that date were held by WEP; warrants to acquire 30,043 shares of Common Stock, or 0.2% of the total outstanding shares on that date were held by WAF and options to acquire 17,645 shares of Common Stock, or 0.1% of the total outstanding shares on that date, were held by WAF; 21,335 or 0.2% of the total outstanding shares on that date were held directly by Mr. Schnitzer; and 157,750 or 1.3% of the total outstanding shares on that date were owned by Mr. Callard, consisting of 131,875 shares of Common Stock owned indirectly by Mr. Callard through a living trust of which he is co-trustee and options to acquire 25,875 shares of Common Stock owned directly by Mr. Callard. Because of the relationships described above, pursuant to Rule 13d-1, WPI may be deemed the beneficial owner of an aggregate of 2,425,660 shares, or 19.6% of the total outstanding shares on that date, consisting of the shares owned by itself, Wand-I and Wand-II. Because of the relationships described above, pursuant to Rule 13d-1, Wand (IMA) may be deemed the beneficial owner of an aggregate of 634,598 shares, or 5.1% of the total outstanding shares on that date, consisting of the shares owned by Wand-II and Wand-III. Because of the relationships described above, pursuant to Rule 13d- 1, Mr. Schnitzer may be deemed the beneficial owner of an aggregate of 3,784,867 shares, or 30.7% of the total shares outstanding on that date, consisting of shares owned by himself, Wand-I, Wand-II, Wand-III and WPI and the shares underlying the warrants and options owned by WEP and WAF. Because of the relationships described above, pursuant to Rule 13d-1, Wand LLC may be deemed the beneficial owner of warrants and options to purchase an aggregate of 824,104 shares, or 6.7% of the total shares outstanding on that date, consisting of warrants and options owned by WEP. Because of the relationships described above, pursuant to Rule 13d-1, Wand AF may be deemed the beneficial owner of warrants and options to purchase an aggregate of 47,688 shares, or 0.4% of the total shares outstanding on that date, consisting of warrants and options owned by WAF. Because of the relationships described above, pursuant to Rule 13d-1, Mr. Callard may be deemed the beneficial owner of an aggregate of 981,854 shares, or 8.0% of the total shares outstanding on that date, consisting of the shares owned indirectly by him through a living trust of which he is co-trustee, the shares underlying the options owned by him and the shares underlying the warrants and options owned by WEP, but excluding shares beneficially owned by each of WPI, Wand (IMA) and Wand AF, each of which is controlled by Mr. Schnitzer but in which Mr. Callard has a minority equity interest.

          Because of the relationships described above, the reporting persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities and Exchange Act of 1934, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the shares of Common Stock held by members of the group. The reporting persons do not admit that they constitute a group within the meaning of Rule 13d-5.

          Wand-I may be deemed to have shared voting and dispositive power over the 2,222,430 shares it owns. Wand-II may be deemed to have shared voting and dispositive power over the 168,522 shares it owns. Wand-III may be deemed to have shared voting and dispositive power over the 466,076 shares it owns. WPI may be deemed to have shared voting and dispositive power over an aggregate of 2,425,655 shares, consisting of the shares owned by itself, Wand-I and Wand-II. Wand (IMA) may be deemed to have shared voting and dispositive power over an aggregate of 634,598 shares, consisting of the shares owned by Wand-II and Wand-III. Mr. Schnitzer may be deemed to have shared voting and dispositive power over 3,784,867 shares, consisting of the shares owned by Wand-I, Wand-II, Wand-III and WPI and the shares underlying the warrants and options owned by WEP and WAF. WEP may be deemed to have shared voting and dispositive power over the shares underlying the 824,104 warrants and options owned by WEP. WAF may be deemed to have shared voting and dispositive power over the shares underlying the 47,688 warrants and options owned by WAF, consisting of the warrants and options owned by WAF. Wand LLC may be deemed to have shared voting and dispositive power over the shares underlying the 824,104 warrants and options owned by WEP. Wand AF may be deemed to have shared voting and dispositive power over the shares underlying the 47,688 warrants and options owned by WAF. Mr. Callard may be deemed to have shared voting and dispositive power over an aggregate of 981,854 shares, or 8.0% of the total shares outstanding on that date, consisting of the shares owned indirectly by him through a living trust of which he is co-trustee, the shares underlying the options owned by him and the shares underlying the warrants and options owned by WEP, but excluding shares beneficially owned by each of WPI, Wand (IMA) and Wand AF, each of which is controlled by Mr. Schnitzer but in which Mr. Callard has a minority equity interest.

          Except for the bridge financing transaction and the investment in buyingedge.com inc., each discussed more fully in Items 3, 4 and 6, none of the Filing Persons has effected any transactions in common stock of IMA during the past 60 days.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The responses to Items 3, 4 and 5 are incorporated by reference. On August 12, 1999, WEP and WAF entered into the Purchase Agreement pursuant to which it provided $5,000,000 in bridge financing to IMA in the form of the Note. The principal and unpaid interest under the Note will be converted into a new series of convertible preferred stock ("Series C Convertible Preferred Stock") of the Issuer unless it is redeemed by April 30, 2000 at a conversion price of $1,000 per share of Series C Convertible Preferred Stock. In no event, however, shall such conversion cause WEP and WAF to own, in the aggregate, more than 19.9% of the value of outstanding voting stock of IMA upon conversion. Any remaining principal and interest amount will be converted into a new promissory note.

          The Stated Value of the Series C Convertible Preferred Stock is $1,000 per share and is entitled to no dividends. Holders of the Series C Convertible Preferred Stock are entitled to vote on all matters submitted to a vote of the IMA stockholders with each holder entitled to cast a number of votes equal to the number of shares of common stock of IMA into which such holder's Series C Convertible Preferred Stock could be converted. Additionally, the holders of Series C Convertible Preferred Stock have additional class approval rights over
(i) the creation of any preferred stock or convertible debt with rights or privileges senior to or pari passu with the Series C Convertible Preferred Stock, (ii) the creation of any preferred stock or convertible debt at a conversion price less than the conversion price applicable to the Series C Convertible Preferred Stock, (iii) payment of dividends, distributions or repurchases of any equity securities, (iv) change of any right, preference or term applicable to the Series C Convertible Preferred Stock, and (v) any proposed transaction which involves a significant sale of assets or would result in a change of control of IMA.

          The Series C Convertible Preferred Stock is convertible by the holder into common stock of IMA at any time. The applicable per share conversion price shall be the lowest of the following: (i) the average closing price of the IMA common stock for the 20 trading days following August 12,1999, (ii) the average closing price of IMA's common stock for the 20 trading days preceding April 30, 2000 (or upon earlier conversion of the Note, the date of conversion) or (iii) $4.00. In addition, IMA, WEP and WAF entered into a Registration Rights Agreement, a copy of which is set forth as Exhibit 9 hereto under which WEP and WAF have certain demand and piggyback registration rights relating to shares of common stock of IMA owned by WEP and/or WAF.

          In a separate transaction, WEP and WAF received 1,063,830 shares of Series A Preferred Stock of buyingedge.com inc. for a purchase price of $2,000,000. The Series A Preferred Stock is convertible into common stock of buyingedge.com inc. at any time. In event that the holder does not convert the Series A Preferred Stock of buyingedge.com inc. into common stock of buyingedge.com, the holder can demand that buyingedge.com inc. redeem the Series A Preferred Stock and simultaneously exercise its option to purchase Common Stock of IMA at the price of $6.20 per share. In connection with WEP and WAF's investment in buyingedge.com inc., WEP received options to purchase 304,935 shares of Common Stock of IMA and WAF received options to purchase 17,645 shares of Common Stock of IMA at the price of $4.00 per share. The warrants are exercisable at any time.

Item 7.        MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:     Joint Filing Agreement pursuant to Rule 13d-1(f)(1).

Exhibit 2: Senior Subordinated Promissory Note and Warrant Purchase Agreement, dated August 12, 1999, among Wand Equity Portfolio II L.P., Wand Affiliates Fund L.P. and the Issuer.

Exhibit 3: Common Stock Purchase Warrant, dated August 12, 1999, in favor of Wand Equity Portfolio II L.P. and Wand Affiliates Fund L.P.

Exhibit 4: Warrant to Purchase Common Stock, dated August 12, 1999, in favor of Wand Equity Portfolio II L.P.

Exhibit 5: Warrant to Purchase Common Stock, dated August 12, 1999, in favor of Wand Affiliates Fund L.P.

Exhibit 6: Option Agreement, dated August 12, 1999, among Wand Equity Portfolio II L.P., Information Management Associates and buyingedge.com inc.

Exhibit 7: Option Agreement, dated August 12, 1999, among Wand Affiliates Fund L.P., Information Management Associates and buyingedge.com inc.

Exhibit 8: Promissory Note, dated August 12, 1999, in favor of Wand Equity Portfolio II L.P. and Wand Affiliates Fund L.P.

Exhibit 9: Registration Rights Agreement, dated August 12, 1999, among Wand Equity Portfolio II L.P., Wand Affiliates Fund L.P. and Information Management Associates.

                                   SIGNATURES


          After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        WAND/IMA INVESTMENTS, L.P.



September 15, 1999                      /s/ Bruce W. Schnitzer
------------------                      ----------------------------------------
Dated                                   Signed by Bruce W. Schnitzer,
                                        Treasurer of Wand Partners (S.C.)
                                        Inc., its general partner


                                        WAND/IMA INVESTMENTS II L.P.



September 15, 1999                      /s/ Bruce W. Schnitzer
------------------                      ----------------------------------------
Dated                                   Signed by Bruce W. Schnitzer,
                                        Treasurer of Wand Partners (S.C.) Inc.
                                        and Chairman and Treasurer of Wand
                                        (IMA) Inc., its general partners


                                        WAND/IMA INVESTMENTS III L.P.



September 15, 1999                      /s/ Bruce W. Schnitzer
------------------                      ----------------------------------------
Dated                                   Signed by Bruce W. Schnitzer,
                                        Treasurer of Wand (IMA) Inc.,
                                        its general partner


                                        WAND PARTNERS (S.C.) INC.



September 15, 1999                      /s/ Bruce W. Schnitzer
------------------                      ----------------------------------------
Dated                                   Signed by Bruce W. Schnitzer,
                                        its Treasurer

                                        WAND (IMA) INC.



September 15, 1999                      /s/ Bruce W. Schnitzer
------------------                      ----------------------------------------
Dated                                   Signed by Bruce W. Schnitzer,
                                        its Chairman and Treasurer


                                        WAND EQUITY PORTFOLIO II L.P.



September 15, 1999                      /s/ Bruce W. Schnitzer
------------------                      ----------------------------------------
Dated                                   Signed by Bruce W. Schnitzer,
                                        Managing Member of Wand Partners
                                        LLC, its general partner


                                        WAND AFFILIATES FUND L.P.



September 15, 1999                      /s/ Bruce W. Schnitzer
------------------                      ----------------------------------------
Dated                                   Signed by Bruce W. Schnitzer,
                                        Managing Member of Wand AF LLC,
                                        its general partner


                                        WAND PARTNERS LLC



September 15, 1999                      /s/ Bruce W. Schnitzer
------------------                      ----------------------------------------
Dated                                   Signed by Bruce W. Schnitzer,
                                        Its Managing Member


                                        WAND AF LLC



September 15, 1999                      /s/ Bruce W. Schnitzer
------------------                      ----------------------------------------
Dated                                   Signed by Bruce W. Schnitzer,
                                        Its Managing Member


                                        BRUCE W. SCHNITZER



September 15, 1999                      /s/ Bruce W. Schnitzer
------------------                      ----------------------------------------
Dated

                                        DAVID J. CALLARD



September 15, 1999                      /s/ David J. Callard
------------------                      ----------------------------------------
Dated

                                INDEX TO EXHIBITS


Exhibit
Number         Exhibit

1              Joint Filing Agreement pursuant to Rule 13d-1(f)(1).

2 Senior Subordinated Promissory Note and Warrant Purchase Agreement, dated August 12, 1999, among Wand Equity Portfolio II L.P., Wand Affiliates Fund L.P. and the Issuer.

3 Common Stock Purchase Warrant, dated August 12, 1999, in favor of Wand Equity Portfolio II L.P. and Wand Affiliates Fund L.P.

4 Warrant to Purchase Common Stock, dated August 12, 1999, in favor of Wand Equity Portfolio II L.P.

5 Warrant to Purchase Common Stock, dated August 12, 1999, in favor of Wand Affiliates Fund L.P.

6 Option Agreement, dated August 12, 1999, among Wand Equity Portfolio II L.P., Information Management Associates and buyingedge.com inc.

7 Option Agreement, dated August 12, 1999, among Wand Affiliates Fund L.P., Information Management Associates and buyingedge.com inc.

8 Promissory Note, dated August 12, 1999, in favor of Wand Equity Portfolio II L.P. and Wand Affiliates Fund L.P.

9 Registration Rights Agreement, dated August 12, 1999, among Wand Equity Portfolio II L.P., Wand Affiliates Fund L.P. and Information Management Associates.